

December 28, 2009

<u>Via U.S. Mail</u>

William G. Laughlin
Vice President, General Counsel, and Secretary
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, CO 80206

      Re: **Evergreen Energy Inc.**
              Registration Statement on Form S-3
              Filed October 29, 2009
              Response Letter Dated December 11, 2009
              File No. 333-162720

              Definitive Proxy Statement
              Filed April 13, 2009
              Response Letter Dated December 11, 2009
              File No. 1-14176

Dear Mr. Laughlin:

We have reviewed your response letters, and we have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   To the extent that our comments apply to one of your pending registration statements, please make all responsive changes in amendments to those registration statements, as opposed to draft copies filed as correspondence. In addition, file as amendments the drafts filed with your most recent response letter.

Draft Form S-3 (File No. 333-162720)

Incorporation of Certain Documents by Reference, page 18

2.   Please update this section to specifically incorporate by reference the Forms 8-K filed on
        December 15 and December 18, 2009.

Signatures, page 27

3.   We reissue prior comment 4 from out letter dated November 25, 2009. Your registration
        statement must be signed by either your principal accounting officer or controller. If one of
        the signatories currently listed performs the role of principal accounting officer or
        controller, revise the signature page to indicate this. Refer to Instruction 1 to the signature
        page of Form S-3.

Exhibit 5.1

Draft Exhibit C to Response Letter Dated December 11, 2009

4.   We note your response to bullet point two of prior comment 6 and reissue that comment in
        relevant part. The opinion as currently drafted states that the debt securities will constitute
        valid and legally binding obligations, provided that the applicable indenture conforms to
        applicable law and is enforceable in accordance with its terms. This proviso assumes a
        material fact underlying the opinion and is therefore inappropriate. Please obtain and file a
        revised opinion that does not include this assumption.

Definitive Proxy Statement

Draft Exhibit E to Response Letter Dated December 11, 2009

5.   We note your response to prior comment 9 from our comment letter dated November 25,
        2009. Please clarify how you or your compensation consultant determined whether
        proposed comparator companies were of similar complexity and market scope, including a
        discussion of what specific factors were taken into account in making these determinations.
        In addition, clarify what you mean when you say that the compensation information was
        "size and scope-adjusted." Given that the companies included in the 15 proprietary surveys
        shared similar revenues and geographic scope with you, explain why and how the "data is
        further size and scope adjusted."

6.   We note your response to prior comment 11 from our letter dated November 25, 2009 and
        reissue the comment in relevant part. It appears from both your original and draft
        disclosure that the attainment of performance goals is material to an evaluation of your
        compensation program. For example, you make multiple references to performance
        requirements that executives must meet in order for their stock-based awards to vest. In

addition, you state that a significant portion of a named executive officer's compensation is tied to individual, business unit, division, and company performance, as measured against financial and non-financial goals, and therefore, vesting is based on the achievement of milestones that are aligned with your corporate goals. Please provide further explanation of how executive officer performance is taken into account in determining the compensation of those executives. Disclose the specific elements of performance that are considered, as well as the applicable performance metrics required to be met for all awards that require certain levels of performance. Regardless of whether your goals are subject to modification throughout the year, you should disclose the goals set at the beginning of the year, as well as any subsequent modifications and the reasons therefore. In sum, your disclosure places great emphasis on the attainment of performance goals as the justification for making awards or for the vesting of awards, but it is not clear what performance you are referring to.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile

John W. Kellog, Esq.
(303) 292 4510